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                               HARRISON LAW, P.A.
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Diane J. Harrison                                  8955 U.S. Hwy 301 N., No. 203
Bar Admissions: Nevada and Florida                        Parrish, Florida 34219
www.harrisonlawpa.com                                      Phone: (941) 723-7564
                                                             Fax: (941) 531-4935
                                                         diane@harrisonlawpa.com

June 14, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION: Kevin Dougherty, Staff Attorney

RE:      First Independence Corp. ("the Company")
         Amendment No. 2 to Registration Statement on Form S-1
         File No. 333-180655 Filed May 21, 2012

Dear Mr. Dougherty:

In response to your letter of June 8, 2012 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed May 21, 2012, we herewith transmit the Company's Second Amended Registration Statement on Form S-1 in response. Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner. For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Amendment No. 1 to FORM S-1
---------------------------

Dilution of the Price You Pay for Your Shares, page 19
------------------------------------------------------

     1. We note your revised disclosure in response to comment 6 in our letter dated May 8, 2012, but believe the revised disclosure is confusing. For example, the descriptions of the second and third lines in your new chart are identical, but the dollar figures for these lines differ. Additionally, the new chart fails to present a "dilution to new shareholders" line. It is unclear why your new chart for 33%, 66% and 100% of shares sold varies in format from the chart below for 30%, 50% and 100% of shares sold. Please refer to the guidance at Item 506 of Regulation S-K and limit the information provided to what is required. In addition, please tell us whether the dilution information presented reflects expected offering expenses.

RESPONSE:

We revised the disclosure as follows:

                                             33% OF       66% OF      100% OF
                                          SHARES SOLD  SHARES SOLD  SHARES SOLD
                                          -----------  -----------  -----------
Price per share.........................  $    0.0115  $    0.0115  $    0.0115
Net tangible Book Value per share before
Offering.                                 $    0.0008  $    0.0008  $    0.0008
Net tangible Book Value per share after
Offering.                                 $    0.0018  $    0.0027  $    0.0035
Increase to present stockholders in net
 tangible book value per share..........  $    0.0011  $    0.0019  $    0.0027
Capital contributions...................  $    11,385  $    22,770  $    34,500
Capital contribution by officer and
 director on February 10, 2012..........  $     9,000  $     9,000  $     9,000
Number of shares outstanding before the
 offering...............................    9,000,000    9,000,000    9,000,000
Number of shares after offering ........    9,990,000   10,980,000   12,000,000
Percentage of ownership after offering..          90%          82%          75%
Dilution to new shareholders ...........  $    0.0097  $    0.0089  $    0.0081

                                          PERCENTAGE OF SHARES SOLD
                                     ----------------------------------
DILUTION TO NEW SHAREHOLDERS             33%         66%        100%
----------------------------         ----------  ----------  ----------
Per share offering price ..........   $ 0.0115    $ 0.0115    $ 0.0115
Net tangible book value per
 share before offering ............   $ 0.0008    $ 0.0008    $ 0.0008
Net tangible book value per
 share after offering .............   $ 0.0018    $ 0.0027    $ 0.0035
Increase in book value
 attributable to new shareholders .   $ 0.011     $ 0.0019    $ 0.0027
Dilution to new shareholders ......   $ 0.0097    $ 0.0088    $ 0.0081

The $9,000 originally raised is intended to cover the offering expenses and are not reflected in the offering expenses for the 3,000,000 shares to be sold at $0.0115 per share.

Business Description
--------------------

Overview, page 24
-----------------

     2. In response to prior comment 7 from our letter dated May 8, 2012, you revised disclosure on pages 24 and 33 to disclose that "the proceeds from this offering will satisfy [y]our cash requirements for up to 18 months." Please revise your filing to clarify the nature of such cash requirements, as such statement does not appear to be consistent with your statement at page 5 that you need to raise $500,000 (in addition to the $34,800 you are seeking to raise through this offering) to implement your business plan over the next 18 months. We also note that this is a "best efforts" offering, and you may not raise any minimum amount of funds.

RESPONSE:

We added the following statement: "We need to raise $500,000 (in addition to the $34,800 we are seeking to raise through this "best efforts" offering) to fully implement our business plan. The funds raised in this offering, assuming we sell all the shares being offered, will satisfy our planning operations over the next 18 months but will be insufficient to commercialize our manufacturing service or fully develop our business strategy. If no shares are sold in this offering, we will only be able to maintain our reporting status with the SEC for one year."

Also on page 3, we added the statement, "In addition, this is a "best efforts" offering and we may not raise any minimum amount of funds."

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosure(s):
1.  First Independence Corp.'s  Form S-1/A-2 Registration Statement

                                     - 3 -